Exhibit 99.3

SCAN TO VIEW MATERIALS & VOTE SATELLOGIC INC. KINGSTON CHAMBERS P.O. BOX 173, ROAD TOWN TORTOLA, BRITISH VIRGIN ISLANDS VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 19, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/SATL2024 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 19, 2024. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V59660-Z88954 KEEP THIS PORTION FOR YOUR RECORDSTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY SATELLOGIC INC. The Board of Directors recommends you vote FOR the 1. Election of the following persons as Class III Directors of the Board of Directors, to hold office until the time of the election of directors at the Company’s annual meeting of shareholders to be held in 2027. For Against Abstain Nominees: 1a. Emiliano Kargieman 1b. Marcos Galperin 1c. Kelly J. Kennedy The Board of Directors recommends you vote FOR the following proposal: 2. Ratification of the appointment of Ernst & Young LLP, as the Company’s independent auditors for the fiscal year ended December 31, 2024. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V59661-Z88954 SATELLOGIC INC. Annual Meeting of Shareholders December 20, 2024 10:30 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Rick Dunn and Lorri Kohler, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of SATELLOGIC INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:30 AM, Eastern Time on December 20, 2024, at 210 Delburg Street, Davidson, NC 28036, and virtually at www.virtualshareholdermeeting.com/SATL2024, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side